Filed Pursuant to Rule 433

Registration Statement No. 333-181630

Pricing Term Sheet

July 9, 2012

CHS/COMMUNITY HEALTH SYSTEMS, INC.

$1,200,000,000 aggregate principal amount of 7.125% Senior Notes due 2020

July 9, 2012

The following information supplements the Preliminary Prospectus Supplement dated July 9, 2012 relating to the above described securities.

Issuer:	CHS/Community Health Systems, Inc.

Security Description:	Senior Notes

Face:	$1,200,000,000

Gross Proceeds:	$1,200,000,000

Coupon:	7.125%

Maturity:	July 15, 2020

Price to Public:	100.000% of principal amount, plus accrued interest, if any, from July 18, 2012.

Underwriting Discount:	1.4657%

Yield to Maturity:	7.125%

Spread to Treasury (UST):	596 basis points

Benchmark (UST):	2.625% UST due August 15, 2020

Interest Payment Dates:	July 15 and January 15

Commencing:	January 15, 2013

Optional Redemption:	Callable, on or after the following dates, and at the following prices:
	Date	Price
	July 15, 2016	103.563%
	July 15, 2017	101.781%
	July 15, 2018 and thereafter	100.000%

Make-Whole:	Callable prior to the first call date at a redemption price of 100% plus make-whole of T+50 basis points

Equity Clawback:	Redeem until July 15, 2015 at 107.125% for up to 35.0%

Trade Date:	July 9, 2012

Settlement Date:	July 18, 2012 (T+7)(1)

CUSIP/ISIN Numbers:	CUSIP: 12543DAQ3	ISIN: US 12543DAQ34

Min. Allocation:	$2,000

Increments:	$1,000

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc., Credit Agricole Securities (USA) Inc., Goldman, Sachs & Co., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC, RBC Capital Markets, LLC, SunTrust Robinson Humphrey, Inc., Wells Fargo Securities, LLC

Co-Managers:	Deutsche Bank Securities Inc., Fifth Third Securities, Inc., Mitsubishi UFJ Securities (USA), Inc., Scotia Capital (USA) Inc., UBS Securities LLC

(1) We expect that delivery of the notes will be made against payment thereof on or about the settlement date specified in this communication, which will be the seventh business day following the date of pricing of the notes (this settlement cycle being referred to as “T+7”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next three succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date of pricing or the next three succeeding business days should consult their own advisor.

Changes to Preliminary Prospectus Supplement

1.	The aggregate principal amount of 7.125% Senior Notes due 2020 to be issued in this offering has increased from $1,000.0 million to $1,200.0 million (the “Additional Notes”).

2.	Additional conforming changes are made throughout the Preliminary Prospectus Supplement to reflect the issuance of the Additional Notes.

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This term sheet to the Preliminary Prospectus Supplement dated July 9, 2012 (the “Preliminary Prospectus Supplement”) related to the offering of the notes described above should be read together with the Preliminary Prospectus Supplement, and the information incorporated by reference therein, before making an investment decision with regard to the notes. The information in this communication supersedes the information in the Preliminary Prospectus Supplement to the extent that it is inconsistent therewith. This communication is for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy any security. This communication is not intended to be a confirmation as required under Rule 10b-10 of the Securities Exchange Act of 1934, as amended. A formal confirmation will be delivered to you separately. This notice shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of the notes in any state or jurisdiction in which such offer, solicitation or sale would be unlawful. The Issuer and its parent filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the Issuer and its parent have filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037.